September 30, 2024

Brandon Hetzel
Chief Financial Officer and Treasurer
AFC Gamma, Inc.
525 Okeechobee Boulevard, Suite 1650
West Palm Beach, FL 33401

       Re: AFC Gamma, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-39995
Dear Brandon Hetzel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction